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Exhibit 12.1

CHARLES RIVER ASSOCIATES INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Fiscal Year Ended
	Nov. 27, 1999 (52 Weeks)	Nov. 25, 2000 (52 Weeks)	Nov. 24, 2001 (52 Weeks)	Nov. 30, 2002 (53 Weeks)	Nov. 29, 2003 (52 Weeks)	40 Weeks ended Sept. 3, 2004
Earnings:
Income before provision for income taxes and minority interest	$15,179	$14,935	$13,703	$13,768	$20,320	$22,629
Minority interest	33	70	(416)	547	(154)	(20)
Fixed charges	438	796	804	1,080	1,182	1,846

Earnings	$15,650	$15,801	$14,091	$15,395	$21,348	$24,455

Fixed charges:
Interest expense	$39	$157	$53	$120	$38	$874
Estimated interest component of rental expense (1)	399	639	751	960	1,144	972

Total fixed charges	$438	$796	$804	$1,080	$1,182	$1,846

Ratio of earnings to fixed charges	35.77	19.86	17.52	14.26	18.06	13.25

(1)
Assumes a 16% interest factor on total rental payments.

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CHARLES RIVER ASSOCIATES INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)